Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – September 29, 2005

BAYTEX ENERGY TRUST ANNOUNCES ASSET ACQUISITION AND

 PRELIMINARY 2006 PRODUCTION TARGET

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce that it has entered into an agreement to acquire certain properties in the Celtic area in Saskatchewan for a net cash consideration  of $73.0 million, based on a purchase price of $84.6 million minus closing adjustments and proceeds from disposition of minor assets. Current production from these properties is approximately 3,500 boe/d, comprised of 3,350 bbl/d of heavy oil (13 - 15 API) and 0.9 mmcf/d of natural gas.  Sproule Associates Limited, Baytex’s independent reserves evaluator, has assigned approximately 15.9 million boe (15.4 million barrels of heavy oil and 2.8 bcf of natural gas) of total proved reserves and 18.1 million boe (17.4 million barrels of heavy oil and 4.0 bcf of natural gas) of proved plus probable reserves to the acquired properties.  The assets acquired also include approximately 7,500 net acres of undeveloped land.

The Celtic properties are situated approximately 30 miles east of Lloydminster and are adjacent to Tangleflags, Baytex’s second largest producing area within its heavy oil operations.  These properties have the following attributes:

•             generated net operating income of approximately $9.0 million during the three-month period ending September 30, 2005;

•             reserve life indices of 12.4 years (total proved reserves) and 14.2 years (proved plus probable reserves), thereby increasing Baytex’s overall corporate metrics;

•             in excess of 100 opportunities for development drilling and recompletions for additional primary (cold) heavy oil production and natural gas production;

•             current production includes approximately 1,750 bbl/d of SAGD (steam assisted gravity drainage) production, representing Baytex’s first steam-assisted enhanced recovery project.  The experience gained from operating this property will help Baytex in determining the applicability of thermally enhanced oil recovery technology to its vast portfolio of heavy oil assets;

•             the expanded Celtic/Tangleflags operating region should improve economies of scale and allow better control over costs in the current inflationary operating environment; and

•             this acquisition adds immediate low-cost development inventory for heavy oil production replacement, thus affording Baytex the opportunity to develop its longer-term projects such as Seal in the most appropriate time frame.

As part of this transaction, Baytex has entered into a price-sharing arrangement and a net profits agreement for future SAGD development with the vendor with respect to the assets acquired.

Hedging Update

Baytex consistently employs a comprehensive hedging program to safeguard cash flow in order to sustain its cash distributions and fund its capital reinvestments.  The Trust has taken advantage of recent market conditions and entered into several WTI costless collar derivative contracts for calendar 2006.  These contracts are for an aggregate volume of 8,000 bbl/d, have a floor price of US$55.00 and an average cap price of US$84.39 (ranging between US$80.85 and US$87.35), thus providing significant downside protection to 2006 cash flow while allowing for participation in the benefits of continued high oil prices.

The Trust has also entered into several physical sales contracts for natural gas.  For the upcoming winter season (November 2005 to March 2006), Baytex has sold approximately 14.2 mmcf/d at an average fixed price of C$10.90 and another 4.7 mmcf/d at a collar between C$9.50 and C$14.14.  For the summer season (April to October 2006), Baytex has sold 6.6 mmcf/d at an average fixed price of C$9.05 and another 6.6 mmcf/d at a collar between C$8.00 and C$11.09.

Preliminary 2006 Production Target

The acquisition of the Celtic assets was funded by Baytex’s existing banking facilities.  The Trust has revised its capital budget in its Heavy Oil District for the balance of 2005 to focus primarily on recompletion and workover projects associated with these acquired assets.  All remaining heavy oil drilling activities, including those at Seal, have been deferred to 2006. Total exploration and development capital spending for 2005, excluding this acquisition, is estimated to be $110 million.

On a preliminary basis, Baytex is targeting an average production level of 37,000 boe/d for 2006, comprised of 23,000 bbl/d of heavy oil, 4,000 bbl/d of light oil and NGL and 60.0 mmcf/d of gas.  The capital program associated with this production target is approximately $105 million.  Commensurate with Baytex’s normal corporate practice, a detailed budgeting process, including approval by the Board of Directors, will be completed in the fourth quarter.

Based on assumptions of US$55.00 for WTI oil, an exchange rate of $0.82 and corporate wellhead gas price of $8.50, cash flow in 2006 is projected to be approximately $285 million.  Under this scenario, Baytex’s payout ratio based on the current $0.15/unit/month would be 39% and cash surplus after distributions and capital expenditures would approximate $65 million.  If the WTI oil assumption were increased to US$60.00, cash flow would be approximately $315 million and the corresponding payout ratio would be 36%.  Surplus cash could be used for debt repayment or other general corporate purposes.  Assuming all surplus cash was used for debt repayment, the year-end 2006 debt-to-trailing cash flow ratio would be 1.4 times based on US$55.00 WTI or 1.2 times based on US$60.00 WTI, with all of the Trust’s currently outstanding 6.5% convertible debentures included as debt.  The conversion price of the debentures is $14.75 per trust unit and a total of $13.3 million of the originally issued $100 million debentures have been tendered for conversion to-date.  If all of the remaining debentures were converted into trust units, the debt-to-cash flow ratio as at year-end 2006 would be 1.1 times (US$55.00 WTI case) and 0.9 times (US$60.00 WTI case).

Baytex is very excited about its prospects entering 2006.  The Celtic acquisition adds high quality assets to its heavy oil portfolio in an area in which Baytex has significant operating advantages and technical expertise.  With an excellent asset base, multi-year inventory of development opportunities and prudent management practices, the Trust is confident that it can continue to deliver superior returns to its unitholders.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Specifically, this press release contains forward-looking statements relating to Management’s approach to operations and Baytex’s production, cash flow, debt levels and cash distribution practices.  The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in  Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Dan Belot, Vice President, Finance & C.F.O.	Telephone: (403) 267-0784
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca